This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

October 24, 2006

Item 3.

Press Release

Issued on October 24, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces the appointment of Mr. Robert Jackson to the position of U.S. Exploration Manager.  Mr. Jackson will manage the Company’s uranium exploration programs in Wyoming.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 24th day of October 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, October 24, 2006

Contact:

Investor Relations

(No.2006-10-27)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Appoints U.S. Exploration Manager

Vancouver, British Columbia – October 24, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce the appointment of Mr. Robert Jackson to the position of U.S. Exploration Manager.  Mr. Jackson will manage the Company’s uranium exploration programs in Wyoming.  Mr. Jackson brings over 28 years of professional natural resource exploration experience to the Company, including 18 years of international and domestic mineral exploration.  He worked with Anaconda Minerals Company from 1979–81 as a uranium exploration geologist focused on the identification and exploration of roll front-type in situ uranium properties in the U.S. including the economic evaluations of uranium properties, at the production feasibility phase.  Mr. Jackson has also worked on uranium properties in Liberia, the Northwest Territories (Athabasca-type targets) and in Guyana.

Mr. Jackson later moved into oil and gas exploration, for Arco Oil and Gas Company when Anaconda was purchased by Arco.  At Arco he explored for oil and gas on the west coast of the U.S. and is credited with the discovery of significant proven natural gas reserves in Oregon’s Mist Field and proven oil reserves in the San Joaquin Basin of California.  Mr. Jackson later managed international mineral exploration programs through his private consultancy (1993 – present) including major programs for Diamond Fields Resources Inc., in Greenland, and two projects in the Philippines.  Mr. Jackson is a resident of Wyoming and is a licensed Professional Geologist there.  He completed his Bachelor of Science degree in Geology from Tennessee Technological University (1976) and has extensive experience with State Regulatory and Compliance procedures.

Mr. Jackson will base from the Company’s offices in Colorado, initially focused on the Company’s Wyoming uranium exploration programs.  Northern Canadian began drilling on the Elkhorn Project in Wyoming last week.  The initial program will include 8-10 holes and 1500m - 2000m of drilling.  The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  The Company has also contracted SRK Consulting to complete a NI 43-101 assessment on the projects and the historic mineral resource.  The Company is targeting sediment-hosted “roll-front” style mineralization that may be amenable to in-situ leach extraction technology.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., V.P.-Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 80,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.